Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

On September 14, 2004, Blockbuster Inc. used the following sets of slides in presentations to Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. regarding the split-off exchange offer. The slides were revised between the presentations to correct certain typographical errors and immaterial industry statistics. The slides as revised appear immediately below and are followed by the original slides. The revisions appear on the slides entitled “Home Video Is a Growth Market,” “Business Outlook” and “Pro Forma Balance Sheet.”

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004

Forward Looking Statements

Investors are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration on Form S-4 and the Prospectus-Offer to

Exchange, and any other documents relating to the exchange offer that are filed with the Securities and Exchange Commission as they become available and as they are amended because they will contain important information. Investors may obtain copies of these documents for free, where available, at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399.

This presentation contains both historical and forward-looking statements. Forward-looking statements in this presentation are not based on historical facts, but rather reflect Blockbuster managements current intent, expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe”, “expect”, “anticipate”, “may”, “could”, “intend”, “intent”, “belief”, “estimate”, “plan”, “foresee”, “likely”, “will” or other similar words or phrases and similar expressions and variations thereof. Similarly, statements concerning the Blockbuster special distribution or borrowings by Blockbuster pursuant to its new credit agreement and senior subordinated notes, the exchange offer or agreements or arrangements relating to any of such matters or that describe Viacom’s or Blockbuster’s strategies, initiatives, objectives, plans or goals are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause Viacom’s or Blockbuster’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. Viacom and Blockbuster cannot make any assurances that projected results or events will be achieved. Factors specific to Blockbuster include, among others: (i) consumer demand for Blockbuster’s existing and planned product and service offerings, including its new initiatives, and the related impact of competitor pricing and product and service offerings; (ii) the variability in consumer appeal of the movie titles and games software released for rental and sale; (iii) Blockbuster’s ability to respond to changing consumer preferences and to effectively adjust its product mix, service offerings and marketing and merchandising initiatives; (iv) Blockbuster’s ability to effectively and timely prioritize and implement its initiatives; (v) Blockbuster’s ability to timely implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and any corresponding changes to Blockbuster’s operating model and initiatives; (vi) the impact of changes in Blockbuster’s consumer rental terms, including Blockbuster’s subscription rental offers; (vii) the application of existing and future accounting policies and pronouncements, including without limitation any continuing impact of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and the potential impact of pronouncements such as the Financial Accounting Standards

Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option

Accounting Reform Act; (viii) vendor determinations relating to pricing and distribution of their product and Blockbuster’s ability to reach agreements with service, product and content providers on acceptable commercial terms; (ix) the effect of game platform cycles; (x) the impact of developments affecting Blockbuster’s outstanding litigation and claims against it. In addition, the risk factors set forth in the section of the Prospectus-Offer to Exchange entitled “Risk Factors”, and the matters discussed in Blockbuster’s and Viacom’s SEC filings, including the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, among others, could affect future results, causing these results to differ materially from those expressed in the forward-looking statements.

Offering Summary

Structure:

Distribution Company: Distributed Company: Fixed Exchange Ratio:

Exchange Offer:

Minimum Tender Condition:

Exchange Offer Expiration: Dealer Managers:

Tax-free split-off

Viacom (Ticker: VIA/VIAB)

Blockbuster (Ticker: BBI/BBI.B)

2.575 class A shares and 2.575 class B shares of

Blockbuster for each class A or B share of Viacom

Viacom is offering an aggregate of 72.0 million

Class A shares and 72.0 million Class B shares of

Blockbuster in exchange for up to approximately

28.0 million Viacom shares

At least 16,776,699 Viacom shares, which will

enable Viacom to exchange at least 60% of its

Blockbuster shares

Midnight NYC time on October 5, 2004

Bear Stearns

Goldman Sachs

Key Investment Highlights

Large and Growing Home Video and Games Industry

Leading Position in Market

Global Brand with Competitive Advantage

Strong Free Cash Flow and Balance Sheet

Growth Through Implementation of New Initiatives

Proven Management Team

Business Overview

Introduction to Blockbuster

Largest movie and game rental retailer in the world

Domestic rental revenue nearly 2x bigger than two closest competitors combined

Highly recognizable global brand

Approximately 9,000 stores in 25 countries (64% US)

80% company-operated stores/20% franchised

Prime and flexible real estate portfolio

Approximately 40 million active US member accounts 2003 revenues of $5.9 billion

Approximately 74% US/26% international Approximately 77% rental/23% retail & other

Our Vision

Yesterday

A place you rent

Tomorrow

A brand where you rent, buy or trade new or used, in store or on-line

Blockbuster to be complete source for movies & games

Home Video Is a Growth Market

Aggregate Size ($ in billions) $35 30 25 20 15 10 5 0 $219 $235 $257 $273 $21.7 $24.0 $26.3 $28.5

CAGR: 9.4% $500 400 300 200 100 0

2003 2004E 2005E 2006E

Total Rental Total Retail Home Video per Video HH

Annual Spend per Video HH

Source: Kagan Research, LLC.

Opportunities Brought on by DVD

DVD is the fastest accepted entertainment technology in history

At end of 2003, DVD players estimated in 57.1 million homes(1)

Solidified studios’ interest in maintaining window sequencing

Opportunity for Blockbuster

Improved movie rental gross margin from approximately 60% to approximately 70% largely due to lower wholesale price

Increased copy depth without restrictions of VHS revenue sharing agreements

Dramatic increase in DVD market size should drive interest in trading

Creation of subscription rental business, both in-store and on-line

(1) Source: Kagan Research, LLC.

Rental Market Opportunity

DVD Segment Continues to Grow $10.0 7.5 5.0 2.5 0.0 $8.2 $8.1 $7.9 $7.7

2003 2004E 2005E 2006E

DVD (1) DVD On-line Subscription(1) VHS(1)

($ in billions)

Dominant market share provides competitive advantage in evolving market

The DVD subscription market is a growth opportunity for Blockbuster

On-line rental subscription market expected to grow from $288.8 million in 2003 to $1,340.0 million in 2006 (66.8% CAGR)(1)

(1) Source: Kagan Research, LLC.

Importance of Home Video Release Window

Home Video is One of Only Two Exclusive Windows

Box Office

Home Video

PPV/VOD

Network/Other

0 2 4 6 8 10 12+

Months

Up to 6 months

Exclusive Window(1)

Up to 2 months

Studios depend on exclusive distribution windows during box office and home video window periods for revenue maximization

These windows are strongly protected by the studios

(1) Airlines and hotels have a smaller window between box office and home video.

Studios Are Dependent on Home Video

Home Video is a Critical Window—Studio Revenue by Window

1998(1) 2003(1)

Theater 28.6%

VOD/PPV

1.4%

Home Video 44.6%

Premium Channels 10.4%

TV & Cable 15.0%

Premium Channels 9.3%

Theater 23.1%

VOD/PPV

1.8%

TV & Cable 14.0%

Home Video 51.8%

Wholesale pricing decrease is unlikely due to economic impact on studios

Studios would have to replace lost dollars with much greater volume

However, if it happens, significant increase in margin for Blockbuster

(1) Source: Kagan Research, LLC.

We Believe VOD Will Stay in the PPV Window

VOD would significantly cannibalize retail sales of movies Studio profitability would be impacted

Retail Sale $15.00

VOD Sale $3.00

It takes 5 VOD transactions to maintain profitability of one retail sale

We believe the Blockbuster experience is superior to VOD:

Better customer experience (browsing for titles, personal interaction, movie recommendations, confections offerings, etc.) Wider selection of new releases and catalog titles DVD extras

Source: Blockbuster estimates.

Video Game Market Opportunity

($ in billions) $12 10 8 6 4 2 0

2003 2004E 2005E 2006E

CAGR: 10.8% $6.6 $7.1 $7.9 $9.0

Total Rental Total Retail

Industry positioned to benefit from broadening demographics of “gamers”

The average age of gamers is increasing

The fastest growing demographic group is women Gamers are already Blockbuster customers

Source: LEK for rental and Veronis Suhler for retail (represents console software only).

New Initiatives

Transforming from a Place You Rent to a Brand You Rent, Buy or Trade Movies and Games, New Or Used, In-Store or On-line

Rent

Buy

Sell

Transactional

Subscription

In-store

On-line

New Used

Trading

New Initiatives

Subscription Initiative

In-store

On-line

Trading Initiative

Games Initiative

New Initiatives Position Blockbuster for Future Growth

US Movies and Games Market Opportunity

2003 2006E

Movie Rental(1) $7.9B $6.4B Games Rental(2) 804M 980M On-line Subscription(1) 289M 1.3B Retail Movies(1) 13.6B 21.0B Used/Traded Movies(2)(3) 1.3B 2.2B Retail Games(4) 5.8B 8.0B Used/Traded Games(2)(3) 989M 1.2B

Total $30.6B $41.0B

CAGR 10.1%

(1) Source: Kagan Research, LLC. (2) Source: LEK.

(3) Includes previously viewed/played product, which Blockbuster reports under rental revenue. (4) Source: Veronis Suhler.

Subscription Initiative

Launch

Goal

Offering/ Results

In-Store

1,300 stores over past 2 years All domestic stores by May 2004

8% of our active monthly members on the service by end of 2004 10% of our active monthly members on the service by end of 2005 Offers immediate gratification and access to new releases Increased customer loyalty without sacrificing revenues

On-line

Launched in the UK in May 2004 Launched in the US August 2004

Substantial share by end of 2005

Offers deeper catalogue Home delivery convenience

Integrated Subscription Planned for 2005

Games Initiative

Launch

Goal

Offering/ Results

Store-In-Store

Launched in approximately 200 stores Q4’03

Approximately 270 stores as of Q2’04

Open 350 in 2004 Open 450 in 2005

Complete source for rental, retail and trading

Freestanding

Acquired UK-based Gamestation in Q4’02–2nd largest games retailer

Doubled size to 145 stores as of Q2’04 Acquired US-based Rhino video games in Q2’04 (40 stores)

Grow freestanding base

Complements store-in-store Broadens addressable market

DVD Trading Initiative

Launch

Goal

Offering/ Results

Experience from Movie Trading Company (acquired in 2002) Offered new concept in existing stores in Q4’03 with Big DVD Trade-In

More than 2,000 US stores and all UK stores by end of 2004 Substantially all Blockbuster stores by end of 2005

Allows customers to monetize through store credit movie and game collections Increased traffic and use of credit drives revenue

Blockbuster Offers the Most Options for Movie and Game Customers

Blockbuster Hollywood Movie Gallery Electronics Boutique Game Stop Netflix Wal-Mart Circuit City Best Buy

DVD Rental

DVD Retail

Used Movies

Movie Trading

Games Rental

Games Retail

Games Trading

On-line Subscriptions

In-Store Subscriptions

Partially developed capabilities Fully developed capabilities

Source: Public filings and company websites.

Management Team with Experience and Depth

Name John F. Antioco Nigel Travis Larry J. Zine Edward B. Stead Frank G. Paci Michael K. Roemer Nicholas P. Shepherd Eileen Terry Christopher J. Wyatt Mary Bell

Title

Years at Blockbuster

Years in Retail

Chairman & CEO 7 34 President & COO 10 19 EVP, CFO & CAO 5 22 EVP, General Counsel 7 7 EVP, Finance & Strategic Planning 5 18 EVP and Chief Operations Officer, North America 7 35 EVP, Chief Marketing & Merchandising Officer 9 25 EVP, Franchising & Emerging Brands 5 25 EVP, International 8 20 SVP, Investor Relations & Corporate Treasurer 4 5

Financial Overview

Strong Revenue and Gross Profit Growth

Revenue $8,000 6,000 4,000 2,000 0

1999 2000 2001 2002 2003 $4,464 $4,960 $5,157 $5,566 $5,912

7.3% CAGR

Same-Store Revenue Growth

8.3% 5.6% 2.5% 5.1% (2.2%)

Rental Retail

Gross Profit

($ in millions) $5,000 4,000 3,000 2,000 1,000 0

6.9% CAGR

$2,701 $2,924 $3,074 $3,207 $3,522

1999 2000 2001(1) 2002 2003

(1) Includes add-back of non-cash charge of $337.6 million for changes in rental accounting policies.

Increasing Profitability

Gross Profit Margins

80% 60 40 20 0

70.0% 72.1% 66.0% 64.4% 65.5% 66.1%

21.0% 21.4% 22.5% 18.9% 19.8% 17.1%

1999 2000 2001(1) 2002 2003 1H ‘04

NA 6.9% 18.5% 39.0% 57.3% 70.2%

Rental DVD Mix:

Rental Retail Total

(1) Includes add-back of non-cash charge of $337.6 for changes in rental accounting policies.

($ in millions)

Strong Cash Flow $800 600 400 200 0 (200) $514 $535 $289 $547 $442 $571 $250 $718 $403

($40)

1999 2000 2001 2002 2003

OIBDA(1) Free Cash Flow(2)

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of non-cash special item charges and change in accounting estimates of $31.6 million in 2000. Includes add-back of non-cash charges of $342.8 million for changes in accounting estimates and special item charges in 2001. Includes

Wherehouse Entertainment Inc. lease guarantee write-down of $18.7 million in 2002. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

(2) Free cash flow = Net cash flow provided by operating activities - CAPEX - rental library purchases.

OIBDA Reconciliation

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004 Operating income (loss) $121.7 $75.7 ($219.6) $337.1 ($845.2) $254.0 $201.2 Depreciation 220.5 247.4 246.6 232.1 255.5 122.8 118.9 Amortization of intangibles 171.8 180.1 177.1 1.7 2.4 0.5 1.2 Non-cash charges – 31.6 342.8 – – – –

Impairment of goodwill and other long-lived assets – – – – 1,304.9 – –

OIBDA(1) $514.0 $534.8 $546.9 $570.9 $717.6 $377.3 $321.3

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of non-cash special item charges and change in accounting estimates of $31.6 million in 2000. Includes add-back of non-cash charges of $342.8 million for changes in accounting estimates and special item charges in 2001. Includes

Wherehouse Entertainment Inc. lease guarantee write-down of $18.7 million in 2002. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

Free Cash Flow Reconciliation

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004 Cash provided by operations $1,142.8 $1,320.8 $1,395.1 $1,451.2 $1,416.1 $579.3 $455.2 Rental library purchases (808.7) (810.0) (859.4) (1,060.9) (836.6) (435.2) (355.7) Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1) Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

($ in millions)

Free Cash Flow Reconciliation (cont.)

1999 2000 2001 2002 2003 1H 2003 1H 2004

Net income ($69.2) ($75.9) ($240.3) ($1,627.6) ($983.9) $141.7 $159.4 Depreciation and amortization 392.3 427.5 423.7 233.8 257.9 123.3 120.1 Non-cash charges – 31.6 342.8 – – – – Impairment of goodwill and other long-lived assets – – – – 1,304.9 – – Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1) Rental library purchases, net of rental amortization (133.6) (74.4) 18.9 (36.6) 118.2 77.4 15.7 Changes in working capital (12.2) 70.6 95.1 (10.5) (45.2) (206.0) (231.3) Cumulative effect of change in accounting principle, net of tax – – – 1,817.0 4.4 4.4 – Changes in deferred taxes and other 156.8 131.4 (104.5) 14.2 (76.8) 3.3 35.6 Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

($ in millions)

Other Financial Information

2002 2003 1H ‘03 1H ‘04

Total revenues $5,566 $5,912 $2,910 $2,924

% growth 7.9% 6.2% 12.1% 0.5%

Rental gross profit $2,947 $3,171 $1,577 $1,605

% Margin 66.1% 70.0% 68.9% 72.1%

Merchandise gross profit $175 $254 $107 $147

% Margin 17.1% 19.8% 18.6% 22.5%

Other gross profit 86 97 45 43 Total gross profit $3,207 $3,522 $1,729 $1,795

% margin 57.6% 59.6% 59.4% 61.4%

OIBDA(1) $571 $718 $377 $321

% margin 10.3% 12.1% 13.0% 11.0%

Capital expenditures $141 $177 $56 $109 Interest expense 50 33 20 9 Free Cash Flow(2) 250 403 88 (10)

Adjusted Diluted EPS(3) $1.04 $1.48 $0.81 $0.88

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

(2) Free cash flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

(3) Before cumulative effect of change in accounting principle. 2003 includes add-back of impairment of goodwill and other long-lived assets. 1H’04 includes recognition of a tax benefit of $0.21 per diluted share from resolution of prior years’ federal income tax audits.

2003: A Year of Record Profitability and Strong Cash Flow

Significant Expansion of Rental Margin Driven Primarily by Improved Product Buying and Inventory Management

Significant Reduction in Advertising Expense Driven by Leveraging Increased Studio Advertising

Business Outlook

Profitability for the third quarter of 2004 expected to decline significantly from last year based on an estimated mid-single digit percentage decline in worldwide same-store revenues and a significant increase in operating expenses associated with the new initiatives

Percentage increase in total revenues for the full year 2004 are expected to increase in the low-single digit range

Full year 2004 diluted EPS, excluding the impact of the 1Q’04 tax benefit, is expected to decrease approximately 30% from adjusted diluted earnings per share $1.48(1)(2) last year as a result of the investment of approximately $90 million of incremental operating expenses associated with the development and launch of the key growth initiatives, continued weakness in the rental industry as well as the difficult comparison to the prior years. If the company decides to accelerate its investment spending or if Blockbuster’s rental business is softer than currently anticipated, the year over year decline would exceed 30%

(1) Before cumulative effect of change accounting principle. Includes add-back of impairment of goodwill and other long lived assets.

(2) Before costs related to any incremental expenses associated with the divestiture.

Business Outlook (cont.)

Approximately 400 company-operated stores expected to be opened in 2004

Capital expenditures expected to range between $250 million to $280 million, an increase over 2003, as compared with the $176.8 million recorded in 2003

Blockbuster expects the rental industry to continue to decline in 2005, but believes the industry will stabilize by end of year as DVD penetration is expected to reach 70% of US households

Expected softness in rental combined with continued heavy investment in the business will adversely affect profitability for the full year 2005

Pro Forma Balance Sheet

($ in millions)

6/30/04

Cash and cash equivalents $157.3 Debt Credit facility Revolving credit facility $50.0 Tranche A (due 2009) 100.0 Tranche B (due 2011) 550.0 Total Facility $700.0 Senior Subordinated Notes (due 2012) $300.0 Other 2.1 Capital lease obligations 93.8 Total Debt $1,095.9 Total Stockholders’ Equity 2,505.1 Total Capitalization $3,601.0

Key Investment Highlights

Large and Growing Home Video and Games Industry Leading Position in Market Global Brand with Competitive Advantage Strong Free Cash Flow and Balance Sheet Growth Through Implementation of New Initiatives Proven Management Team

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004

Forward Looking Statements

Investors are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration on Form S-4 and the Prospectus-Offer to

Exchange, and any other documents relating to the exchange offer that are filed with the Securities and Exchange Commission as they become available and as they are amended because they will contain important information. Investors may obtain copies of these documents for free, where available, at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399.

This presentation contains both historical and forward-looking statements. Forward-looking statements in this presentation are not based on historical facts, but rather reflect Blockbuster managements current intent, expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe”, “expect”, “anticipate”, “may”, “could”, “intend”, “intent”, “belief”, “estimate”, “plan”, “foresee”, “likely”, “will” or other similar words or phrases and similar expressions and variations thereof. Similarly, statements concerning the Blockbuster special distribution or borrowings by Blockbuster pursuant to its new credit agreement and senior subordinated notes, the exchange offer or agreements or arrangements relating to any of such matters or that describe Viacom’s or Blockbuster’s strategies, initiatives, objectives, plans or goals are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause Viacom’s or Blockbuster’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. Viacom and Blockbuster cannot make any assurances that projected results or events will be achieved. Factors specific to Blockbuster include, among others: (i) consumer demand for Blockbuster’s existing and planned product and service offerings, including its new initiatives, and the related impact of competitor pricing and product and service offerings; (ii) the variability in consumer appeal of the movie titles and games software released for rental and sale; (iii) Blockbuster’s ability to respond to changing consumer preferences and to effectively adjust its product mix, service offerings and marketing and merchandising initiatives; (iv) Blockbuster’s ability to effectively and timely prioritize and implement its initiatives; (v) Blockbuster’s ability to timely implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and any corresponding changes to Blockbuster’s operating model and initiatives; (vi) the impact of changes in Blockbuster’s consumer rental terms, including Blockbuster’s subscription rental offers; (vii) the application of existing and future accounting policies and pronouncements, including without limitation any continuing impact of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and the potential impact of pronouncements such as the Financial Accounting Standards

Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option

Accounting Reform Act; (viii) vendor determinations relating to pricing and distribution of their product and Blockbuster’s ability to reach agreements with service, product and content providers on acceptable commercial terms; (ix) the effect of game platform cycles; (x) the impact of developments affecting Blockbuster’s outstanding litigation and claims against it. In addition, the risk factors set forth in the section of the Prospectus-Offer to Exchange entitled “Risk Factors”, and the matters discussed in Blockbuster’s and Viacom’s SEC filings, including the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, among others, could affect future results, causing these results to differ materially from those expressed in the forward-looking statements.

Offering Summary

Structure:

Distribution Company: Distributed Company: Fixed Exchange Ratio:

Exchange Offer:

Minimum Tender Condition:

Exchange Offer Expiration: Dealer Managers:

Tax-free split-off

Viacom (Ticker: VIA/VIAB) Blockbuster (Ticker: BBI/BBI.B)

2.575 class A shares and 2.575 class B shares of Blockbuster for each class A or B share of Viacom Viacom is offering an aggregate of 72.0 million Class A shares and 72.0 million Class B shares of Blockbuster in exchange for up to approximately 28.0 million Viacom shares At least 16,776,699 Viacom shares, which will enable Viacom to exchange at least 60% of its Blockbuster shares Midnight NYC time on October 5, 2004 Bear Stearns Goldman Sachs

Key Investment Highlights

Large and Growing Home Video and Games Industry Leading Position in Market Global Brand with Competitive Advantage Strong Free Cash Flow and Balance Sheet Growth Through Implementation of New Initiatives Proven Management Team

Business Overview

Introduction to Blockbuster

Largest movie and game rental retailer in the world

Domestic rental revenue nearly 2x bigger than two closest competitors combined

Highly recognizable global brand

Approximately 9,000 stores in 25 countries (64% US)

80% company-operated stores/20% franchised Prime and flexible real estate portfolio

Approximately 40 million active US member accounts 2003 revenues of $5.9 billion

Approximately 74% US/26% international Approximately 77% rental/23% retail & other

Our Vision

Yesterday

Tomorrow

A place you rent

A brand where you rent, buy or trade new or used, in store or on-line

Blockbuster to be complete source for movies & games

Home Video Is a Growth Market

Aggregate Size ($ in billions) $35 30 25 20 15 10 5 0

CAGR: 9.4% $21.8 $24.0 $26.3 $28.5 $231 $250 $283 $296 $500 400 300 200 100 0

2003 2004E 2005E 2006E

Total Rental Total Retail Home Video per HH

Annual Spend per HH

Source: Kagan Research, LLC.

Opportunities Brought on by DVD

DVD is the fastest accepted entertainment technology in history

At end of 2003, DVD players estimated in 57.1 million homes(1) Solidified studios’ interest in maintaining window sequencing

Opportunity for Blockbuster

Improved movie rental gross margin from approximately 60% to approximately 70% largely due to lower wholesale price Increased copy depth without restrictions of VHS revenue sharing agreements Dramatic increase in DVD market size should drive interest in trading Creation of subscription rental business, both in-store and on-line

(1) Source: Kagan Research, LLC.

Rental Market Opportunity

DVD Segment Continues to Grow $10.0 7.5 5.0 2.5 0.0 $8.2 $8.1 $7.9 $7.7

2003 2004E 2005E 2006E

DVD (1) DVD On-line Subscription(1) VHS(1)

Dominant market share provides competitive advantage in evolving market The DVD subscription market is a growth opportunity for Blockbuster On-line rental subscription market expected to grow from $288.8 million in 2003 to $1,340.0 million in 2006 (66.8% CAGR)(1)

(1) Source: Kagan Research, LLC.

Importance of Home Video Release Window

Home Video is One of Only Two Exclusive Windows

Box Office

Home Video

PPV/VOD

Network/Other

0 2 4 6 8 10 12+

Months

Up to 6 months

Exclusive Window(1)

Up to 2 months

Studios depend on exclusive distribution windows during box office and home video window periods for revenue maximization

These windows are strongly protected by the studios

(1) Airlines and hotels have a smaller window between box office and home video.

Studios Are Dependent on Home Video

Home Video is a Critical Window—Studio Revenue by Window

1998(1) 2003(1)

Theater 28.6%

VOD/PPV

1.4%

Home Video 44.6%

Premium Channels 10.4%

TV & Cable 15.0%

Premium Channels 9.3%

Theater 23.1%

VOD/PPV

1.8%

TV & Cable 14.0%

Home Video 51.8%

Wholesale pricing decrease is unlikely due to economic impact on studios

Studios would have to replace lost dollars with much greater volume However, if it happens, significant increase in margin for Blockbuster

(1) Source: Kagan Research, LLC.

We Believe VOD Will Stay in the PPV Window

VOD would significantly cannibalize retail sales of movies Studio profitability would be impacted

1 Retail Sale $15.00

1 VOD Sale $3.00

It takes 5 VOD transactions to maintain profitability of one retail sale

We believe the Blockbuster experience is superior to VOD:

Better customer experience (browsing for titles, personal interaction, movie recommendations, confections offerings, etc.) Wider selection of new releases and catalog titles DVD extras

Source: Blockbuster estimates.

Video Game Market Opportunity

($ in billions) $12 10 8 6 4 2 0

CAGR: 10.8% $7.1 $6.6 $9.0 $7.9

2003 2004E 2005E 2006E

Total Rental Total Retail

Industry positioned to benefit from broadening demographics of “gamers”

The average age of gamers is increasing

The fastest growing demographic group is women Gamers are already Blockbuster customers

Source: LEK for rental and Veronis Suhler for retail (represents console software only).

New Initiatives

Transforming from a Place You Rent to a Brand You Rent, Buy or Trade Movies and Games, New Or Used, In-Store or On-line

Rent Buy Sell

Transactional Subscription

In-store On-line

New Used

Trading

New Initiatives

Subscription Initiative

In-store On-line

Trading Initiative

Games Initiative

New Initiatives Position Blockbuster for Future Growth

US Movies and Games Market Opportunity

2003 2006E

Movie Rental(1) $7.9B $6.4B Games Rental(2) 804M 980M On-line Subscription(1) 289M 1.3B Retail Movies(1) 13.6B 21.0B Used/Traded Movies(2)(3) 1.3B 2.2B Retail Games(4) 5.8B 8.0B Used/Traded Games(2)(3) 989M 1.2B

Total $30.6B $41.0B

CAGR 10.1%

(1) Source: Kagan Research, LLC. (2) Source: LEK.

(3) Includes previously viewed/played product, which Blockbuster reports under rental revenue. (4) Source: Veronis Suhler.

Subscription Initiative

Launch

Goal

Offering/ Results

In-Store

1,300 stores over past 2 years All domestic stores by May 2004

8% of our active monthly members on the service by end of 2004 10% of our active monthly members on the service by end of 2005 Offers immediate gratification and access to new releases Increased customer loyalty without sacrificing revenues

On-line

Launched in the UK in May 2004 Launched in the US August 2004

Substantial share by end of 2005

Offers deeper catalogue Home delivery convenience

Integrated Subscription Planned for 2005

Games Initiative

Launch

Goal

Offering/ Results

Store-In-Store

Launched in approximately 200 stores Q4’03 Approximately 270 stores as of Q2’04

Open 350 in 2004 Open 450 in 2005

Complete source for rental, retail and trading

Freestanding

Acquired UK-based Gamestation in Q4’02–2nd largest games retailer Doubled size to 145 stores as of Q2’04 Acquired US-based Rhino video games in Q2’04 (40 stores)

Grow freestanding base

Complements store-in-store Broadens addressable market

DVD Trading Initiative

Launch

Goal

Offering/ Results

Experience from Movie Trading Company (acquired in 2002) Offered new concept in existing stores in Q4’03 with Big DVD Trade-In

More than 2,000 US stores and all UK stores by end of 2004 Substantially all Blockbuster stores by end of 2005

Allows customers to monetize through store credit movie and game collections Increased traffic and use of credit drives revenue

Blockbuster Offers the Most Options for Movie and Game Customers

Blockbuster Hollywood Movie Gallery Electronics Boutique Game Stop Netflix Wal-Mart Circuit City Best Buy

DVD Rental

DVD Retail

Used Movies

Movie Trading

Games Rental

Games Retail

Games Trading

On-line Subscriptions

In-Store Subscriptions

Partially developed capabilities Fully developed capabilities

Source: Public filings and company websites.

Management Team with Experience and Depth

Name

Title

Years at Blockbuster

Years in Retail

John F. Antioco Chairman & CEO 7 34 Nigel Travis President & COO 10 19 Larry J. Zine EVP, CFO & CAO 5 22 Edward B. Stead EVP, General Counsel 7 7 Frank G. Paci EVP, Finance & Strategic Planning 5 18 Michael K. Roemer EVP and Chief Operations Officer, North America 7 35 Nicholas P. Shepherd EVP, Chief Marketing & Merchandising Officer 9 25 Eileen Terry EVP, Franchising & Emerging Brands 5 25 Christopher J. Wyatt EVP, International 8 20 Mary Bell SVP, Investor Relations & Corporate Treasurer 4 5

Financial Overview

Strong Revenue and Gross Profit Growth

($ in millions)

Revenue

Gross Profit $8,000 6,000 4,000 2,000 0

7.3% CAGR $4,464 $4,960 $5,157 $5,566 $5,912

1999 2000 2001 2002 2003

Same-Store Revenue Growth

8.3% 5.6% 2.5% 5.1% (2.2%)

Rental Retail $5,000 4,000 3,000 2,000 1,000 0

1999 2000 2001(1) 2002 2003

6.9% CAGR

$2,701 $2,924 $3,074 $3,207 $3,522

(1) Includes add-back of non-cash charge of $337.6 million for changes in rental accounting policies.

Increasing Profitability

Gross Profit Margins

80% 60 40 20 0

66.0%

64.4%

70.0% 72.1% 65.5% 66.1%

21.0% 21.4% 22.5% 18.9% 19.8% 17.1%

(1)

1999 2000 2001 2002 2003 1H ‘04

Rental DVD Mix:

NA 6.9% 18.5% 39.0% 57.3% 70.2%

Rental Retail Total

(1) Includes add-back of non-cash charge of $337.6 for changes in rental accounting policies.

Strong Cash Flow $800 600 400 200 0 (200) $514 $535 $289 $547 $442 $571 $250 $718 $403

($40)

1999 2000 2001 2002 2003

OIBDA(1) Free Cash Flow(2)

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of non-cash special item charges and change in accounting estimates of $31.6 million in 2000. Includes add-back of non-cash charges of $342.8 million for changes in accounting estimates and special item charges in 2001. Includes

Wherehouse Entertainment Inc. lease guarantee write-down of $18.7 million in 2002. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

(2) Free cash flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

OIBDA Reconciliation

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004 Operating income (loss) $121.7 $75.7 ($219.6) $337.1 ($845.2) $254.0 $201.2 Depreciation 220.5 247.4 246.6 232.1 255.5 122.8 118.9 Amortization of intangibles 171.8 180.1 177.1 1.7 2.4 0.5 1.2 Non-cash charges – 31.6 342.8 – – – –

Impairment of goodwill and other long-lived assets – – – – 1,304.9 – –

OIBDA(1) $514.0 $534.8 $546.9 $570.9 $717.6 $377.3 $321.3

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of non-cash special item charges and change in accounting estimates of $31.6 million in 2000. Includes add-back of non-cash charges of $342.8 million for changes in accounting estimates and special item charges in 2001. Includes

Wherehouse Entertainment Inc. lease guarantee write-down of $18.7 million in 2002. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

($ in millions)

Free Cash Flow Reconciliation

1999 2000 2001 2002 2003 1H 2003 1H 2004 Cash provided by operations $1,142.8 $1,320.8 $1,395.1 $1,451.2 $1,416.1 $579.3 $455.2 Rental library purchases (808.7) (810.0) (859.4) (1,060.9) (836.6) (435.2) (355.7) Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1) Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

($ in millions)

Free Cash Flow Reconciliation (cont.)

1999 2000 2001 2002 2003 1H 2003 1H 2004

Net income ($69.2) ($75.9) ($240.3) ($1,627.6) ($983.9) $141.7 $159.4 Depreciation and amortization 392.3 427.5 423.7 233.8 257.9 123.3 120.1 Non-cash charges – 31.6 342.8 – – – –Impairment of goodwill and other long-lived assets – – – – 1,304.9 – –Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1) Rental library purchases, net of rental amortization (133.6) (74.4) 18.9 (36.6) 118.2 77.4 15.7 Changes in working capital (12.2) 70.6 95.1 (10.5) (45.2) (206.0) (231.3) Cumulative effect of change in accounting principle, net of tax – – – 1,817.0 4.4 4.4 –Changes in deferred taxes and other 156.8 131.4 (104.5) 14.2 (76.8) 3.3 35.6 Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

($ in millions)

Other Financial Information

2002 2003 1H ‘03 1H ‘04

Total revenues $5,566 $5,912 $2,910 $2,924

% growth 7.9% 6.2% 12.1% 0.5%

Rental gross profit $2,947 $3,171 $1,577 $1,605

% Margin 66.1% 70.0% 68.9% 72.1%

Merchandise gross profit $175 $254 $107 $147

% Margin 17.1% 19.8% 18.6% 22.5%

Other gross profit 86 97 45 43 Total gross profit $3,207 $3,522 $1,729 $1,795

% margin 57.6% 59.6% 59.4% 61.4%

OIBDA(1) $571 $718 $377 $321

% margin 10.3% 12.1% 13.0% 11.0%

Capital expenditures $141 $177 $56 $109 Interest expense 50 33 20 9 Free Cash Flow(2) 250 403 88 (10)

Adjusted Diluted EPS(3) $1.04 $1.48 $0.81 $0.88

(1) OIBDA = Operating Income before Depreciation and Amortization. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

(2) Free cash flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

(3) Before cumulative effect of change in accounting principle. 2003 includes add-back of impairment of goodwill and other long-lived assets. 1H’04 includes recognition of a tax benefit of $0.21 per diluted share from resolution of prior years’ federal income tax audits.

2003: A Year of Record Profitability and Strong Cash Flow

Significant Expansion of Rental Margin Driven Primarily by Improved Product Buying and Inventory Management

Significant Reduction in Advertising Expense Driven by Leveraging Increased Studio Advertising

Business Outlook

Profitability for the third quarter of 2004 expected to decline significantly from last year based on an estimated mid-single digit percentage decline in worldwide same-store revenues and a significant increase in operating expenses associated with the newly initiatives Percentage increase in total revenues for the full year 2004 are expected to increase in the low-single digit range Full year 2004 diluted EPS, excluding the impact of the 1Q’04 tax benefit, is expected to decrease approximately 30% from adjusted diluted earnings per share $1.48(1) last year as a result of the investment of approximately $90 million of incremental operating expenses associated with the development and launch of the key growth initiatives, continued weakness in the rental industry as well as the difficult comparison to the prior years. If the company decides to accelerate its investment spending or if Blockbuster’s rental business is softer than currently anticipated, the year over year decline would exceed 30%(2)

(1) Before cumulative effect of change accounting principle. Includes add-back of impairment of goodwill and other long lived assets.

(2) Before costs related to any incremental expenses associated with the divestiture.

Business Outlook (cont.)

Approximately 400 company-operated stores expected to be opened in 2004 Capital expenditures expected to range between $250 million to $280 million, an increase over 2003, as compared with the $176.8 million recorded in 2003 Blockbuster expects the rental industry to continue to decline in 2005, but believes the industry will stabilize by end of year as DVD penetration is expected to reach 70% of US households Expected softness in rental combined with continued heavy investment in the business will adversely affect profitability for the full year 2005

Pro Forma Balance Sheet

($ in millions)

6/30/04

Cash and cash equivalents $157.3 Debt Credit facility Revolving credit facility $50.0 Tranche A (due 2009) 100.0 Tranche B (due 2011) 550.0 Total Facility $700.0 Senior Subordinated Notes (due 2012) $300.0 Other 2.1 Capital lease obligations 93.8 Total Debt $1,095.9 Total Stockholders’ Equity 2,505.1 Total Capitalization $3,601.0

Key Investment Highlights

Large and Growing Home Video and Games Industry Leading Position in Market Global Brand with Competitive Advantage Strong Free Cash Flow and Balance Sheet Growth Through Implementation of New Initiatives Proven Management Team

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004